Exhibit 16.1

August 20, 2024

To the Board of Directors

Intorio Corp.

24 Alexander Kazbegi Ave,

Tbilisi 0177, Georgia

On July 31, 2024, we were notified that Intorio, Corp. (“the Company”) has been acquired and will change accountants.

Please accept this as our formal resignation as your accountants.

We were engaged from March 8, 2022 through May 2, 2024, and there are no unpaid invoices. We will cooperate with your new accountants to the extent of our involvement in the audit of your financial statements for the year ended February 29, 2024. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We are prepared to help you make a smooth transition with your new accountants.

Very truly yours,

Houston, Texas